

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via Email
Jonathan S. Hoak
Executive Vice President and General Counsel
Flextronics International Ltd.
2 Changi South Lane
Singapore 486123

> **Re:** **Flextronics International Ltd.**
> **Registration Statement on Form S-4**
> **Filed June 20, 2013**
> **File No. 333-189496 and 333-189496-01 through 333-189496-11**

Dear Mr. Hoak:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Documents by Reference, page ii

1. Please revise your registration statement to specifically incorporate by reference all reports filed pursuant to Section 13(a) of the Exchange Act since March 31, 2013, the end of your most recent fiscal year. In this regard, it appears you should incorporate by reference your current reports on Form 8-K filed on May 3, 2013. See Item 11(a)(2) of Form S-4.

Description of the Notes

Guarantees, page 29

2. We note your disclosure that the exchange notes will be guaranteed jointly and severally, fully and unconditionally, and on an unsecured basis, "by each subsidiary of Flextronics

that guarantees indebtedness of Flextronics under, or is a borrower under, the Credit Facilities." Please identify and list each of the subsidiary guarantors in the body of the prospectus.

Exhibits

3.   The opinions of counsel filed as Exhibits 5.02, 5.03, 5.04, 5.05 and 5.06 do not state whether the guarantees are binding obligations of the guarantors. As the legal opinion filed as Exhibit 5.01 relies on the opinions of counsel in the foreign jurisdictions, it appears that the foreign counsel opinions must express a conclusion regarding the binding nature of the guarantees under the law of the jurisdiction of the applicable guarantor's formation. Please revise.

4.   The opinions filed as Exhibits 5.02, 5.04, and 5.06 include disclaimers that appear to limit the use and reliance of these opinions. Investors must be able to rely on the opinions filed as exhibits to this registration statement and as such disclaimers are not appropriate. Revise to remove the qualifying language or tell us why you believe that they are otherwise appropriate.

5.   Exhibit 5.02 assumes that the Indenture "has been validly executed and delivered by and on behalf of each party" in paragraph 3(i) and that "no director of the Company has an interest in the transactions contemplated by the Indenture to which it is a party" in paragraph 3(xviii). It is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. In this regard, provide an amended opinion of counsel that does not assume facts that are ascertainable or overly broad. Refer to Staff Legal Bulletin 19 available on our website.

General

6.   Please refer to our letter dated July 9, 2013, which concerns your Form 10-K for the fiscal year ended March 31, 2013. You should respond to the comments in that letter as requested therein. Those comments should be resolved prior to the desired effective date for the registration statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Adviser, at (202) 551-3453 if you have questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Jeffrey N. Ostrager, Esq.
        Curtis, Mallet-Prevost, Colt & Mosle LLP